



Cahner Olson

Marketing Manager

Greater Omaha Area

Connect   • • •

 **DOUGHP Cookie Dough**

 **University of Nebraska- Lincoln**

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237 connections

Hi there! I'm Cahner (pronounced like Connor, but yes I'm a girl!). Born in Chicago and raised in Omaha, NE, my passion for photography emerged at the end of my senior year of high school during my first trip abroad, to London. Since then I've joined the photo staff of my school newspaper, parti...

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Experience

Marketing Manager and Executive Sidekick
DOUGHP Cookie Dough
Mar 2018 – Present · 6 mos
San Francisco, California

Photographer
Glenn Korff School of Music
Jan 2015 – May 2018 · 3 yrs 5 mos
Lincoln, Nebraska Area

Photograph all events and performances put on by the Glenn Korff School of Music. Review and edit the photos to be used on their website and in promotional material.

Marketing Intern and Student Worker
UNL Education Abroad Office
Dec 2016 – Mar 2018 · 1 yr 4 mos
University of Nebraska- Lincoln

Work alongside the marketing coordinator to create study abroad promotional materials. I actively post on Instagram, and occasionally on Twitter and Facebook.

Create marketing campaign materials on InDesign and Canva... See more

Media and Marketing Intern
Outward Bound Costa Rica
Jan 2016 – Aug 2016 · 8 mos
Costa Rica

Manage social media including Instagram, Twitter, Facebook and Youtube
Film b-roll and interview students using a Canon 70d
Edit videos using Adobe Premiere
Edit photos using Adobe Photoshop... See more









Daily Nebraskan

Staff Photographer
Daily Nebraskan
Aug 2013 – Dec 2015 · 2 yrs 5 mos

Photograph sports, news and features on campus and in the Lincoln area.

Education

University of Nebraska-Lincoln

University of Nebraska-Lincoln
Photojournalism
2013 – 2017
Activities and Societies: Swim Club, Daily Nebraskan, Navigators Youth Group

I am double majoring in International Studies and Journalism with an emphasis in photojournalism, and minoring in French. While at UNL I have worked for my school newspaper, been a member of Swim Club and Navigators Youth Group, and participated in four separate study abroad programs.

Institut catholique de Paris

Institut catholique de Paris
International/Global Studies
2015 – 2015

Study abroad in Paris, France- Spring 2015

Skills & Endorsements

Photojournalism · 3
James Wooldridge and 2 connections have given endorsements for this skill

Portrait Photography · 2
Taylor Carlberg and 1 connection have given endorsements for this skill

Travel Planning · 2
Taylor Carlberg and 1 connection have given endorsements for this skill

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